UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 16)*
Riverside Park Associates Limited Partnership

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
NONE

(CUSIP Number)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
Colorado Center, Tower Two
2000 South Colorado Boulevard, Suite 2-1000
Denver, Colorado 80222
(303) 757-8101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with a copy to:
Jonathan L. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
300 S. Grand Ave., Suite 3400
Los Angeles, CA 90071
(213) 687-5000
October 1, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	NONE	Page	2	of	11

1	NAMES OF REPORTING PERSONS: AIMCO Properties, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		182.75 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

182.75 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

182.75 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	NONE	Page	3	of	11

1	NAMES OF REPORTING PERSONS: AIMCO-GP, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		182.75 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

182.75 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

182.75 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	NONE	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Apartment Investment and Management Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-129577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF		200.66 Units

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		182.75 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200.66 Units

WITH	10	SHARED DISPOSITIVE POWER:

182.75 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

383.41 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

67.74%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

     This Amendment No. 16 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P., AIMCO-GP, Inc., and Apartment Investment and Management Company.
Item 1. Security and Issuer.
     Item 1 is hereby amended and restated in its entirety as follows:
     This Statement relates to units of limited partnership interest (“Units”) in Riverside Park Associates Limited Partnership, a Delaware limited partnership (the “Partnership”). The address of the Partnership’s principal executive offices is 55 Beattie Place, P.O. Box 1089, Greenville, SC 29602.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     (a) - (c), (f): This Statement is filed on behalf of AIMCO Properties, L.P., a Delaware limited partnership (“Aimco Properties”), AIMCO-GP, Inc., a Delaware corporation (“Aimco-GP”), and Apartment Investment and Management Company, a Maryland corporation (“Aimco”) (referred to herein collectively as the “Reporting Persons”). The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237. Annex I to this Amendment, which is incorporated herein by reference, sets forth a list of the executive officers and directors of Aimco and Aimco-GP, their business address and information regarding their present principal occupation or employment.
     (d) - (e): During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to this Amendment (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds and Other Consideration.
     Item 3 is hereby supplemented by the addition of the following information:
     Approximately $11.8 million will be required to purchase all of the Units sought pursuant to the offer to purchase commenced by Aimco Properties on October 1, 2007. The Units to be acquired will be paid for by Aimco Properties from available cash balances or from borrowings in the ordinary course of business.
Item 4. Purpose of Transaction.
     Item 4 is hereby supplemented by the addition of the following information:
     On October 1, 2007, Aimco Properties commenced an offer to purchase any and all Units at a price of $64,429 in cash per Unit. The offer is currently scheduled to expire on October 29, 2007. The specific terms of the offer are set forth in the offer to purchase, filed as Exhibit 1 to the Schedule TO filed by Aimco Properties on October 1, 2007. Aimco Properties believes that its offer provides an opportunity to increase its ownership interest in the Partnership’s property while providing the Partnership’s investors with an opportunity to liquidate their current investment. Upon completion of the offer, the Partnership will terminate registration of the Units under the Securities Exchange Act of 1934, as amended.

Page 6 of 11 Pages

Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) - (b): Aimco directly owns 200.66 Units and Aimco Properties directly owns 182.75 Units (an aggregate of 383.41 Units) representing 35.45% and 32.29%, respectively (an aggregate of 67.74%), of the outstanding Units, based on the 566 Units outstanding on October 1, 2007.
     Aimco-GP and Aimco may be deemed to beneficially own the Units directly owned by Aimco Properties by each of their relationship with Aimco Properties. Aimco-GP is the sole general partner of Aimco Properties (owning approximately 1% of the total equity interests). Aimco-GP is a wholly owned subsidiary of Aimco.
     Accordingly, for purposes of this Statement: (i) Aimco Properties is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 182.75 Units directly owned by it; (ii) Aimco-GP is reporting that it shares the power to vote or direct the disposition of the 182.75 Units owned by Aimco Properties; and (iii) Aimco is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 182.75 Units directly owned by Aimco Properties and the 200.66 Units it directly owns.
     (c): Not applicable.
     (d): No other person is known to have the right to receive or the power to direct the receipt of distributions from, or any proceeds from the sale of, the Units beneficially owned by the Reporting Persons.
     (e): Not applicable.
     Aimco owns a controlling interest in Aimco Properties through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation (“Aimco LP”), and Aimco-GP. Aimco-LP is a limited partner of Aimco Properties and Aimco-GP is the sole general partner of Aimco Properties.
Item 7. Material to be Filed as Exhibits.

Exhibit (a)	Joint Filing Agreement, dated October 1, 2007, by and among Apartment Investment and Management Company, AIMCO-GP, Inc., and AIMCO Properties, L.P. (filed herewith).

Page 7 of 11 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2007
(Date)

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
its General Partner

By:	/s/ Martha Long
Martha Long
Senior Vice President

AIMCO-GP, INC.
By:	/s/ Martha Long
Martha Long
Senior Vice President

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Martha Long
Martha Long
Senior Vice President

Page 8 of 11 Pages

ANNEX I
OFFICERS AND DIRECTORS
Executive Officers
     The names and positions of the executive officers of Apartment Investment and Management Company (“Aimco”) and AIMCO-GP, Inc. (“Aimco-GP”) are set forth below. All of the executive officers of Aimco also serve as executive officers of Aimco-GP. Unless otherwise indicated, the business address of each executive officer is Aimco’s business address: 4582 South Ulster Parkway, Suite 1100, Denver, Colorado 80237. Each executive officer is a citizen of the United States of America.

Name & Business Address	Present Principal Occupation
Terry Considine	Chairman of the Board, Chief Executive Officer and President of Aimco

Jeffrey W. Adler	Executive Vice President — Conventional Property Operations of Aimco

Harry G. Alcock	Executive Vice President and Chief Investment Officer of Aimco

Timothy J. Beaudin	Executive Vice President and Chief Development Officer of Aimco

Miles Cortez	Executive Vice President, General Counsel and Secretary of Aimco

Patti K. Fielding	Executive Vice President — Securities and Debt, and Treasurer of Aimco

Lance J. Graber	Executive Vice President — Aimco Capital Transactions, East of Aimco

Thomas M. Herzog	Executive Vice President and Chief Financial Officer of Aimco

James G. Purvis	Executive Vice President — Human Resources of Aimco

David Robertson	Executive Vice President, President and Chief Executive Officer – Aimco Capital of Aimco

Robert Y. Walker, IV	Executive Vice President and Conventional Operations Chief Financial Officer of Aimco

Scott W. Fordham	Senior Vice President and Chief Accounting Officer of Aimco

Martha L. Long	Senior Vice President – Partnership Transactions of Aimco

55 Beattie Place

P.O. Box 1089

Greenville, SC 29602

Page 9 of 11 Pages

Directors
     The name, business address and present principal occupation of each of the directors of Aimco are set forth below. The directors of Aimco-GP are Terry Considine and Thomas M. Herzog. Information relating to Mr. Herzog is set forth above. Each director is a citizen of the United States of America.

Name & Business Address	Present Principal Occupation
Terry Considine 4582 South Ulster Parkway, Suite 1100	Chairman of the Board, Chief Executive Officer and President of Aimco
Denver, Colorado 80237

James N. Bailey	Senior Managing Director and Treasurer of Cambridge
Cambridge Associates, Inc.	Associates, LLC, an investment consulting firm.
1 Winthrop Square,
Suite 500
Boston, MA 02110

Richard S. Ellwood	Retired
12 Auldwood Lane
Rumson, NJ 07660

Thomas L. Keltner 4582 South Ulster Parkway, Suite 1100	Executive Vice President and Chief Executive Officer of Americas and Global Brands for Hilton Hotels Corporation.
Denver, Colorado 80237

J. Landis Martin	Founder of Platte River Ventures LLC, a private equity firm.
199 Broadway
Suite 4300
Denver, CO 80202

Robert A. Miller 4582 South Ulster Parkway, Suite 1100	President of Marriott Leisure.
Denver, Colorado 80237

Thomas L. Rhodes	Chairman and President of National Review magazine.
215 Lexington Avenue
4th Floor
New York, NY 10016

Michael A. Stein	Senior Vice President and Chief Financial Officer of ICOS
22021 20th Avenue SE	Corporation, a biotechnology company.
Bothell, WA 98021

Page 10 of 11 Pages